Exhibit 99.1

GDS Reports

Fourth Quarter and Full Year 2020 Results

GDS Holdings Limited Reports Fourth Quarter and Full Year 2020 Results

Shanghai, China, March 11, 2021 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•                  Net revenue increased by 38.4% year-over-year (“Y-o-Y”) to RMB1,631.6 million (US$250.1 million) in the fourth quarter of 2020 (4Q2019: RMB1,179.2 million).

•                  Service revenue increased by 40.3% Y-o-Y to RMB1,627.5 million (US$249.4 million) in the fourth quarter of 2020 (4Q2019: RMB1,159.6 million).

•                  Net loss was RMB271.5 million (US$41.6 million) in the fourth quarter of 2020, compared with a net loss of RMB103.7 million in the fourth quarter of 2019.

•                  Adjusted EBITDA (non-GAAP) increased by 43.4% Y-o-Y to RMB758.0 million (US$116.2 million) in the fourth quarter of 2020 (4Q2019: RMB528.7 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 46.5% in the fourth quarter of 2020 (4Q2019: 44.8%).

Full Year 2020 Financial Highlights

•                  Net revenue increased by 39.2% Y-o-Y to RMB5,739.0 million (US$879.5 million) in 2020 (2019: RMB4,122.4 million).

•                  Service revenue increased by 39.6% Y-o-Y to RMB5,716.9 million (US$876.1 million) in 2020 (2019: RMB4,094.6 million).

•                  Net loss was RMB669.2 million (US$102.6 million) in 2020, compared with a net loss of RMB442.1 million in 2019.

•                  Adjusted EBITDA (non-GAAP) increased by 47.0% Y-o-Y to RMB2,680.6 million (US$410.8 million) in 2020 (2019: RMB1,824.0 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 46.7% in 2020 (2019: 44.2%).

Fourth Quarter and Full Year 2020 Operating Highlights1

•                      Total area committed and pre-committed by customers increased by 30,097 square meters (“sqm”)  in the fourth quarter of 2020, and by 136,676 sqm in the full year of 2020, to reach 401,554 sqm as of December 31, 2020, an increase of 51.6% Y-o-Y (December 31, 2019: 264,878 sqm).

•                      Area in service increased by 38,655 sqm in the fourth quarter of 2020, and by 92,309 sqm in the full year of 2020, to reach 318,272 sqm as of December 31, 2020, an increase of 40.9% Y-o-Y (December 31, 2019: 225,963 sqm).

•                      Commitment rate for area in service was 94.3% as of December 31, 2020 (December 31, 2019: 91.9%).

•                      Area under construction was 137,070 sqm as of December 31, 2020 (December 31, 2019: 89,834 sqm).

•                      Pre-commitment rate for area under construction was 73.9% as of December 31, 2020 (December 31, 2019: 63.6%).

•                      Area utilized by customers increased by 16,461 sqm in the fourth quarter of 2020, and by 70,190 sqm in the full year of 2020, to reach 226,212 sqm as of December 31, 2020, an increase of 45.0% Y-o-Y (December 31, 2019: 156,022 sqm).

•                      Utilization rate for area in service was 71.1% as of December 31, 2020 (December 31, 2019: 69.0%).

“We completed another remarkable year underscored by outstanding financial results, proving our execution capability in a difficult operating environment,” said Mr. William Huang, Chairman and Chief Executive Officer. “Our strong sales momentum continued throughout the year, resulting in over 50% increase in total area committed. We added significantly to our resource pipeline in Tier 1 markets, and stepped up our acquisition efforts, which positions us well to further strengthen our market leading position. Our successful listing in Hong Kong marked another important milestone, enhancing our access to capital. As the roll-out of cloud infrastructure and emerging new technologies in China continues to accelerate, the opportunities ahead of us keep expanding and we are set to bring the business to a new level.”

1  The Company revised its operating metrics for the third quarter of 2020 to include two projects which it is undertaking on a Build-Operate-Transfer (“B-O-T”) basis. The two projects are Huailai 1 (“HL1”) and Langfang 10 (“LF10”), with net floor areas of 3,440 sqm and 10,672 sqm respectively, both of which were under construction commencing during the third quarter of 2020 and 100% pre-committed by their respective customers as at September 30, 2020. The operating metrics that have been revised to include such projects are “Area Under Construction”, “Area Pre-committed”, “Total Area Committed and Pre-committed” and “Pre-commitment Rate”.

“We delivered another strong set of financial results in 2020, achieving revenue growth of 39.2% and adjusted EBITDA growth of 47.0%, with adjusted EBITDA exceeding our guidance,” commented Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA margin increased to 46.7%, expanding 2.5 percentage points compared with a year ago. During 2020, we raised around US$2.4 billion of proceeds in the equity capital markets through our Hong Kong Initial Public Offering and private placement, and obtained debt financing and refinancing facilities of around US$2.4 billion, further strengthening our balance sheet and positioning the company for future growth.”

Fourth Quarter 2020 Financial Results

Net revenue in the fourth quarter of 2020 was RMB1,631.6 million (US$250.1 million), a 38.4% increase over the fourth quarter of 2019 of RMB1,179.2 million and a 7.0% increase over the third quarter of 2020 of RMB1,524.7 million. Service revenue in the fourth quarter of 2020 was RMB1,627.5 million (US$249.4 million), a 40.3% increase over the fourth quarter of 2019 of RMB1,159.6 million and a 6.9% increase over the third quarter of 2020 of RMB1,522.4 million. The increase over the previous quarter was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 16,461 sqm of net additional area utilized in the fourth quarter of 2020 which mainly related to the Kunshan 3 (“KS3”), Shanghai 7 (“SH7”), Shanghai 13 (“SH13”), Shanghai 15 (“SH15”), Beijing 12 (“BJ12”), and Langfang 8 (“LF8”) data centers. Revenue from IT equipment sales was RMB4.1 million (US$0.6 million), compared with RMB19.6 million in the fourth quarter of 2019 and RMB2.4 million in the third quarter of 2020.

Cost of revenue in the fourth quarter of 2020 was RMB1,201.6 million (US$184.1 million), a 35.9% increase over the fourth quarter of 2019 of RMB884.5 million and a 7.7% increase over the third quarter of 2020 of RMB1,115.8 million. The increase over the previous quarter was mainly due to an increase in power consumption as a result of higher area utilized, and an increase in depreciation and amortization costs related to new data centers coming into service in the previous quarter, namely KS3, SH15 and Langfang 2 (“LF2”), new data centers coming in to service in the fourth quarter of 2020, namely SH13, Shanghai 14 (“SH14”) Phase 1, Shanghai 16 (“SH16”), Beijing 7 (“BJ7”), and LF8, and data center acquisitions which closed in the fourth quarter of 2020, namely Beijing 9 (“BJ9”) and Shanghai 19 (“SH19”) Phase 1.

Gross profit was RMB430.0 million (US$65.9 million) in the fourth quarter of 2020, a 45.9% increase over the fourth quarter of 2019 of RMB294.7 million, and a 5.2% increase over the third quarter of 2020 of RMB409.0 million. Gross profit margin was 26.4% in the fourth quarter of 2020, compared with 25.0% in the fourth quarter of 2019, and 26.8% in the third quarter of 2020. The decrease in gross profit margin over the previous quarter was primarily due to higher depreciation and amortization costs as a result of new data centers coming into service and data center acquisitions which closed.

Adjusted Gross Profit2 (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB873.5 million (US$133.9 million) in the fourth quarter of 2020, a 42.5% increase over the fourth quarter of 2019 of RMB613.1 million and an 7.5% increase over the third quarter of 2020 of RMB812.3 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin2 (non-GAAP) was 53.5% in the fourth quarter of 2020, compared with 52.0% in the fourth quarter of 2019, and 53.3% in the third quarter of 2020. Adjusted GP margin remained at a similar level as the previous quarter.

Selling and marketing expenses, excluding share-based compensation expenses of RMB14.5 million (US$2.2 million), were RMB25.3 million (US$3.9 million) in the fourth quarter of 2020, an 0.2% increase from the fourth quarter of 2019 of RMB25.2 million (excluding share-based compensation of RMB14.5 million) and a 17.2% increase from the third quarter of 2020 of RMB21.5 million (excluding share-based compensation of RMB13.6 million). The increase over the previous quarter was primarily due to one-off marketing expenses incurred around the time of the Hong Kong Initial Public Offering.

2  During the third quarter of 2020, the Company has changed the description of “Adjusted Net Operating Income” and “Adjusted Net Operating Income Margin”, to “Adjusted Gross Profit” and “Adjusted Gross Profit Margin”, respectively. The change in description and presentation of non-GAAP reconciliation does not change the outcome of the operating metrics or financial results.

General and administrative expenses, excluding share-based compensation expenses of RMB63.6 million (US$9.8 million), depreciation and amortization expenses of RMB67.9 million (US$10.4 million), and operating lease cost relating to prepaid land use rights of RMB6.9 million (US$1.1 million), were RMB86.9 million (US$13.3 million) in the fourth quarter of 2020, a 45.4% increase over the fourth quarter of 2019 of RMB59.8 million (excluding share-based compensation expenses of RMB42.5 million and depreciation and amortization expenses of RMB18.6 million) and a 15.4% increase from the third quarter of 2020 of RMB75.3 million (excluding share-based compensation of RMB49.8 million, depreciation and amortization expenses of RMB71.5 million, and operating lease cost relating to prepaid land use rights of RMB6.9 million). The increase over the previous quarter was primarily due to an increase in personnel costs as a result of business growth, as well as a higher level of office and travelling expenses.

Research and development costs were RMB10.0 million (US$1.5 million) in the fourth quarter of 2020, compared with RMB6.6 million in the fourth quarter 2019 and RMB11.0 million in the third quarter of 2020.

Net interest expenses for the fourth quarter of 2020 were RMB386.7 million (US$59.3 million), a 65.5% increase over the fourth quarter of 2019 of RMB233.6 million and a 14.0% increase over the third quarter of 2020 of RMB339.2 million. The increase over the previous quarter was mainly due to higher total gross debt balance to finance data center capacity expansion, as well as one-off interest expenses related to debt refinancing activities.

Foreign currency exchange loss for the fourth quarter of 2020 was RMB3.7 million (US$0.6 million), compared with a loss of RMB0.4 million in the fourth quarter of 2019 and a loss of RMB0.1 million in the third quarter of 2020.

Others, net for the fourth quarter of 2020 was RMB7.6 million (US$1.2 million), compared with RMB6.3 million in the fourth quarter of 2019 and RMB10.5 million in the third quarter of 2020.

Net loss in the fourth quarter of 2020 was RMB271.5 million (US$41.6 million), compared with a net loss of RMB103.7 million in the fourth quarter of 2019 and a net loss of RMB204.6 million in the third quarter of 2020.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment. Adjusted EBITDA was RMB758.0 million (US$116.2 million) in the fourth quarter of 2020, a 43.4% increase over the fourth quarter of 2019 of RMB528.7 million and a 5.7% increase over the third quarter of 2020 of RMB717.1 million.

Adjusted EBITDA margin (non-GAAP) was 46.5% in the fourth quarter of 2020, compared with 44.8% in the fourth quarter of 2019, and 47.0% in the third quarter of 2020. The decrease over the previous quarter was mainly due to a higher level of corporate expenses as well as a negative impact from the foreign currency exchange loss.

Basic and diluted loss per ordinary share in the fourth quarter of 2020 was RMB0.21 (US$0.03), compared with RMB0.10 in the fourth quarter of 2019, and RMB0.18 in the third quarter of 2020.

Basic and diluted loss per American Depositary Share (“ADS”) in the fourth quarter of 2020 was RMB1.70 (US$0.26), compared with RMB0.82 in the fourth quarter of 2019, and RMB1.42 in the third quarter of 2020. Each ADS represents eight Class A ordinary shares.

Full Year 2020 Financial Results

Net revenue in 2020 was RMB5,739.0 million (US$879.5 million), a 39.2% increase from 2019. Service revenue in 2020 was RMB5,716.9 million (US$876.1 million), a 39.6% increase from 2019. Revenue from IT equipment sales was RMB22.1 million (US$3.4 million), compared with RMB27.8 million in 2019.

Cost of revenue in 2020 was RMB4,188.5 million (US$641.9 million), a 36.0% increase from 2019.

Gross profit was RMB1,550.5 million (US$237.6 million) in 2020, a 48.7% increase from 2019. Gross profit margin was 27.0% in 2020, compared with 25.3% in 2019.

Sales and marketing expenses, excluding share-based compensation expenses of RMB54.2 million (US$8.3 million), were RMB80.7 million (US$12.4 million) in 2020, a 10.8% decrease from RMB90.5 million (excluding share-based compensation of RMB39.4 million) in 2019.

General and administrative expenses, excluding share-based compensation expenses of RMB184.9 million (US$28.3 million), depreciation and amortization expenses of RMB208.9 million (US$32.0 million) and operating lease cost relating to prepaid land use rights of RMB19.1 million (US$2.9 million), were RMB289.6 million (US$44.4 million) in 2020, a 20.5% increase from RMB240.4 million (excluding share-based compensation of RMB101.9 million and depreciation and amortization expenses of RMB69.0 million) in 2019.

Research and development costs were RMB40.0 million (US$6.1 million) in 2020, compared with RMB21.6 million in 2019.

Net interest expenses were RMB1,287.5 million (US$197.3 million) in 2020, a 40.6% increase from 2019.

Net loss was RMB669.2 million (US$102.6 million) in 2020, compared with a net loss of RMB442.1 million in 2019.

Adjusted EBITDA was RMB2,680.6 million (US$410.8 million) in 2020, a 47.0% increase from 2019. Adjusted EBITDA margin (non-GAAP) was 46.7% in 2020, compared with 44.2% in 2019.

Basic and diluted loss per ordinary share was RMB0.59 (US$0.09) in 2020, compared with RMB0.45 in 2019. Basic and diluted loss per ADS was RMB4.71 (US$0.72) in 2020, compared with RMB3.63 in 2019. Each ADS represents eight Class A ordinary shares.

Sales1

Total area committed and pre-committed at the end of the fourth quarter of 2020 was 401,554 sqm, compared with 264,878 sqm at the end of the fourth quarter of 2019 and 371,456 sqm at the end of the third quarter of 2020, an increase of 51.6% Y-o-Y and 8.1% quarter-over-quarter (“Q-o-Q”), respectively. In the fourth quarter of 2020, net additional total area committed was 30,097 sqm, including significant contributions from SH19 Phase 1 (through acquisition), BJ7, Langfang 5 (“LF5”) and Huizhou 1 (“HZ1”) data centers.

Data Center Resources1

Area in service at the end of the fourth quarter of 2020 was 318,272 sqm, compared with 225,963 sqm at the end of the fourth quarter of 2019 and 279,618 sqm at the end of the third quarter of 2020, an increase of 40.9% Y-o-Y and 13.8% Q-o-Q. In the fourth quarter of 2020, SH13, SH14 Phase 1, SH16, SH19 Phase 1 (through acquisition), BJ7 and LF8 data centers came into service.

Area under construction at the end of the fourth quarter of 2020 was 137,070 sqm, compared with 89,834 sqm at the end of the fourth quarter of 2019 and 149,983 sqm at the end of the third quarter of 2020, an increase of 52.6% Y-o-Y and a decrease of 8.6% Q-o-Q, respectively. In the fourth quarter of 2020, construction commenced on the SH19 Phase 2 and HZ1 data centers. SH19 Phase 2 is the second phase of the SH19 data center project which was acquired during the fourth quarter of 2020. SH19 Phase 2 will yield a net floor area of 4,826 sqm and is expected to come into service in the second half of 2021. HZ1 is a conversion of an existing building in Huizhou City, Guangdong Province, around 50 km to the east of Shenzhen. HZ1 will yield a net floor area of 12,533 sqm and is expected to come into service in the second half of 2021. HZ1 is already fully pre-committed by one of the Company’s existing top customers.

Commitment rate for area in service was 94.3% at the end of the fourth quarter of 2020, compared with 91.9% at the end of the fourth quarter of 2019 and 95.8% at the end of third quarter 2020. Pre-commitment rate for area under construction was 73.9% at the end of the fourth quarter of 2020, compared with 63.6% at the end of the fourth quarter of 2019 and 69.1% at the end of the third quarter of 2020.

Area utilized at the end of the fourth quarter of 2020 was 226,212 sqm, compared with 156,022 sqm at the end of the fourth quarter of 2019 and 209,751 sqm at the end of the third quarter of 2020, an increase of 45.0% Y-o-Y and 7.8% Q-o-Q. Net additional area utilized was 16,461 sqm in the fourth quarter, which mainly came from additional area utilized in the KS3, SH7, SH13, SH15, BJ12 and LF8 data centers.

Utilization rate for area in service was 71.1% at the end of the fourth quarter of 2020, compared with 69.0% at the end of the fourth quarter of 2019 and 75.0% at the end of the third quarter of 2020.

Beijing 9 Acquisition

As previously disclosed, the Company entered into an agreement in the third quarter of 2019 for the acquisition of a data center, Beijing 9 (“BJ9”), and subsequently entered into contracts in the fourth quarter of 2019 to provide services to customers and to operate the BJ9 data center pending completion of its acquisition.

The Company completed such acquisition during the fourth quarter of 2020. BJ9 has a net floor area of 8,029 sqm, with a utilization rate of 93.5% at the end of the fourth quarter of 2020.

Shanghai 19 Acquisition

As previously disclosed, the Company entered into an agreement in the fourth quarter of 2020 for the acquisition of a data center project in Shanghai (“SH19”), located in the same area as its existing Waigaoqiao data center cluster. The Company completed such acquisition during the same quarter.

SH19 has a net floor area of 12,810 sqm and is being developed in two phases. SH19 Phase 1, with a net floor area of 7,984 sqm, came into service in the fourth quarter of 2020. It is fully committed by one of the Company’s existing top customers. SH19 Phase 2, with a net floor area of 4,826 sqm, is currently under construction. It is expected to come into service in the second half of 2021. The cash consideration for 100% of the equity interest is RMB62 million. The implied enterprise value, including cost to date, cost to complete and acquisition premium, is approximately RMB778 million.

Huidong Land Site 1

As previously disclosed, the Company entered in a land use right grant contract with the local government to acquire a greenfield site in Huidong County, Huizhou City, Guangdong Province (namely “Huidong Land Site 1”) in the fourth quarter of 2020. The Company completed such land acquisition during the same quarter. Huizhou is one of the key areas identified for data center development in the Guangdong Province’s recently published New Infrastructure plan. The site is located within the Greater Bay Data Center Industrial Park, around 24 km away from the Company’s Shenzhen 4 data center. Huidong Land Site 1 has a land area of approximately 115,000 sqm, and once fully developed, will yield a net floor area of approximately 72,000 sqm according to the preliminary design. Huidong Land Site 1 is currently held for future development.

Langfang Land Site 1 Phase 3

The Company previously entered into a framework agreement with the local government for the allocation of power and acquisition in phases of a greenfield site (namely Langfang Land Site 1), with a total land area of approximately 120,000 sqm, in Langfang, Hebei province. Langfang is about 50 km to the southwest of Beijing.

In the third quarter of 2019, the Company acquired the first phase of this greenfield site (namely Langfang Land Site 1 Phase 1), on which the Company is currently constructing Langfang 3 (“LF3”) data center, with a net floor area of 11,664 sqm.

In the fourth quarter of 2019, the Company acquired the second phase (namely Langfang Land Site 1 Phase 2), on which the Company is currently constructing Langfang 4 (“LF4”) and LF5 data centers, each of which will have a net floor area of 14,832 sqm. Both LF3 and LF4 are 100% pre-committed, while LF5 is 71.2% pre-committed at the end of the fourth quarter of 2020.

In the fourth quarter of 2020, the Company acquired the third and final phase of this greenfield site (namely Langfang Land Site 1 Phase 3), with a land area of approximately 55,000 sqm. Based on preliminary design, it will yield a net floor area of approximately 30,000 sqm. Langfang Land Site 1 Phase 3 is currently held for future development.

Langfang Land Site 4

In the fourth quarter of 2020, the Company acquired from the local government a new greenfield site in Langfang (namely Langfang Land Site 4), within the Company’s existing Langfang cluster, adjacent to Langfang Land Site 3. Langfang Land Site 4 has a land area of approximately 101,000 sqm. Based on preliminary design, it will yield a net floor area of approximately 54,000 sqm. Langfang Land Site 4 is currently held for future development.

Hong Kong Initial Public Offering

On November 2, 2020, the Company successfully completed its Hong Kong Initial Public Offering of 160,000,000 Class A ordinary shares (the “Shares”), equivalent to 20,000,000 American Depositary Shares (“ADSs”). The Shares began trading on the Main Board of the Hong Kong Stock Exchange on the same day under the stock code “9698”. The public offering price was HK$80.88 per Share, equivalent to approximately US$83.49 per ADS, based upon each ADS representing eight Shares and an exchange rate of HK$7.7498 to US$1.003. On November 6, 2020, the Company announced that the underwriters had fully exercised their over-allotment option in respect of 24,000,000 Shares, equivalent to 3,000,000 ADSs, to cover over-allocations. The Company received net proceeds from this offering of approximately HK$14.4 billion (US$1.9 billion), after deducting underwriting discounts and commissions and the offering expenses payable by the Company.

Liquidity

As of December 31, 2020, cash was RMB16,259.5 million (US$2,491.9 million). Total short-term debt was RMB2,407.8 million (US$369.0 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,153.4 million (US$330.0 million) and the current portion of finance lease and other financing obligations of RMB254.4 million (US$39.0 million). Total long-term debt was RMB20,593.1 million (US$3,156.0 million), comprised of long-term borrowings (excluding current portion) of RMB10,566.7 million (US$1,619.4 million), convertible bonds of RMB1,928.5 million (US$295.6 million) and the non-current portion of finance lease and other financing obligations of RMB8,097.9 million (US$1,241.1 million). During the fourth quarter of 2020, the Company obtained new debt financing and re-financing facilities of RMB4,394.0 million (US$673.4 million). For the full year of 2020, the Company obtained new debt financing and re-financing facilities of RMB15,977.3 million (US$2,448.6 million).

3  As of October 23, 2020, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Recent Developments

Chongqing 1 Data Center — Entering a New Market

As previously disclosed, in early 2020, the Company acquired from the local government a greenfield site with a land area of approximately 49,000 sqm in the city of Chongqing. Once fully developed, it will yield a total net floor area of approximately 25,000 sqm according to the preliminary design. Chongqing is a primary economic hub in the West of China, along with Chengdu. Chongqing is becoming a new Tier 1 market in China in terms of data center demand.

The Company plans to develop two data centers on the site. During the first quarter of 2021, the Company commenced construction of the first such data center, Chongqing 1 (“CQ1”). CQ1 will yield a net floor area of approximately 8,640 sqm and is expected to come into service in late 2021. The Company has already secured an anchor order from an existing hyperscale customer for CQ1.

Changshu Land Site 1 Phase 2

The Company previously entered into a framework agreement with the local government for the allocation of power and acquisition in phases of a greenfield site, with a total land area of approximately 140,000 sqm, in Changshu, Jiangsu Province. Changshu is about 70 km to the northwest of Shanghai.

In the fourth quarter of 2019, the Company completed the acquisition of the first phase of this greenfield site (namely Changshu Land Site 1 Phase 1). Changshu Land Site 1 Phase 1 has a land area of approximately 67,000 sqm and, once developed, will yield a net floor area of approximately 33,000 sqm. The Company plans to develop three data centers on this site, the first of which, Changshu 1 (“CS1”), with a net floor area of 11,088 sqm, is currently under construction. CS1 is 54.7% pre-committed by an existing hyperscale customer. The remaining land area of Changshu Land Site 1 Phase 1 is currently held for future development.

During the first quarter of 2021, the Company acquired the second phase of this site, with a land area of approximately 73,000 sqm (namely Changshu Land Site 1 Phase 2). Based on preliminary design, it will yield a net floor area of approximately 33,000 sqm. Changshu Land Site 1 Phase 2 is currently held for future development.

Beijing 15 Acquisition (previously named as Beijing 14)

As previously disclosed, in September 2020, the Company extended a legally-binding offer to acquire 100% of the equity interests in target companies which own a major data center in Beijing, which the Company refers to as Beijing 15 (“BJ15”) (previously known as Beijing 14).

During the first quarter of 2021, the Company entered into a definitive equity purchase agreement for such transaction and expects to close the acquisition in the next couple of months.

BJ15 has a net floor area of over 19,000 sqm. It is fully operational and is currently approximately 80% utilized.

Shenzhen 8 — New Acquisition

The Company recently entered into an equity purchase agreement to acquire 100% equity interest in a target company which owns a data center in the Bao’an District of Shenzhen (“SZ8”). SZ8 is located around 15 km away from the Company’s existing Shenzhen 1, 2, 3 data center cluster, and is very close to the headquarters of major internet and financial customers in Shenzhen. It has a net floor area of approximately 2,500 sqm and is currently under construction. It will come into service in mid-2021. SZ8 is a rare opportunity in a downtown location in Shenzhen where power supply is extremely limited. It is well-suited to the requirements of enterprise and financial customers. The cash consideration is RMB90 million, including a contingent portion of RMB36 million, subject to adjustment, if any, pursuant to the terms of the equity purchase agreement. The implied enterprise value, including cost to date, cost to complete and acquisition premium, is approximately RMB290 million, including the contingent portion. The Company expects to close the acquisition in the next couple of quarters.

Tianjin 1 — New Acquisition

The Company recently entered into an equity purchase agreement to acquire 65% equity interest in a target company which owns a major data center project currently under construction in the Wuqing District of Tianjin (“TJ1”). TJ1 is located around 30 km away from our existing Beijing 1, 2, 3 and BJ9 data center cluster in Yizhuang district of Beijing. It is an ideal edge-of-town site for the Beijing market. TJ1 will have a net floor area of approximately 14,000 sqm and is expected to come into service in the second half of 2021. The cash consideration for the 65% equity interest is RMB133 million, subject to adjustment, if any, pursuant to the terms of the equity purchase agreement.

Business Outlook

For the full year of 2021, the Company expects its total revenues to be between RMB7,700 million and RMB8,000 million, implying a year-on-year increase of between approximately 34.2% to 39.4%; and adjusted EBITDA to be between RMB3,660 million to RMB3,800 million, implying a year-on-year increase of between approximately 36.5% to 41.8%. In addition, the Company expects capex to be around RMB12,000 million for the full year of 2021.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 7:00 p.m. U.S. Eastern Time on March 10, 2021 (8:00 a.m. Beijing Time on March 11, 2021) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	6199036

Participants should dial in at least 10 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

A telephone replay will be available approximately two hours after the call until March 18, 2021 08:59 AM U.S. ET by dialing:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	6199036

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted GP and adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization and accretion expenses for asset retirement costs), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted GP, and adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 20-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its annual report on form 20-F. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	US$

Assets
Current assets
Cash	5,810,938	16,259,457	2,491,871
Accounts receivable, net of allowance for doubtful accounts	879,962	1,480,335	226,871
Value-added-tax (“VAT”) recoverable	129,994	155,620	23,850
Prepaid expenses and other current assets	263,815	423,394	64,888
Total current assets	7,084,709	18,318,806	2,807,480

Property and equipment, net	19,184,639	29,596,061	4,535,795
Prepaid land use rights, net	747,187	678,190	103,937
Operating lease right-of-use assets	796,679	3,059,700	468,920
Goodwill and intangible assets, net	2,300,468	3,381,715	518,271
Other non-current assets	1,378,849	2,224,323	340,891
Total assets	31,492,531	57,258,795	8,775,294

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	1,137,737	2,153,390	330,021
Accounts payable	1,675,966	3,657,112	560,477
Accrued expenses and other payables	908,199	1,492,649	228,758
Operating lease liabilities, current	55,139	86,258	13,220
Finance lease and other financing obligations, current	222,473	254,412	38,990
Total current liabilities	3,999,514	7,643,821	1,171,466

Long-term borrowings, excluding current portion	8,028,473	10,566,746	1,619,425
Convertible bonds payable	2,049,654	1,928,466	295,550
Operating lease liabilities, non-current	709,998	1,542,895	236,459
Finance lease and other financing obligations, non-current	4,751,121	8,097,881	1,241,055
Other long-term liabilities	598,209	811,264	124,332
Total liabilities	20,136,969	30,591,073	4,688,287

Mezzanine equity
Redeemable preferred shares	1,061,981	980,910	150,331
Redeemable non-controlling interests	0	120,820	18,516
Total mezzanine equity	1,061,981	1,101,730	168,847

Shareholders’ equity
Ordinary shares	412	507	78
Additional paid-in capital	12,403,043	28,728,717	4,402,869
Accumulated other comprehensive loss	(52,684)	(439,635)	(67,377)
Accumulated deficit	(2,057,190)	(2,723,597)	(417,410)
Total shareholders’ equity	10,293,581	25,565,992	3,918,160
Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	31,492,531	57,258,795	8,775,294

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue
Service revenue	1,159,610	1,522,353	1,627,451	249,418	4,094,571	5,716,868	876,148
Equipment sales	19,577	2,396	4,149	636	27,834	22,104	3,388
Total net revenue	1,179,187	1,524,749	1,631,600	250,054	4,122,405	5,738,972	879,536
Cost of revenue	(884,464)	(1,115,784)	(1,201,554)	(184,146)	(3,079,679)	(4,188,521)	(641,919)
Gross profit	294,723	408,965	430,046	65,908	1,042,726	1,550,451	237,617

Operating expenses
Selling and marketing expenses	(39,668)	(35,157)	(39,720)	(6,087)	(129,901)	(134,937)	(20,680)
General and administrative expenses	(120,891)	(203,460)	(225,342)	(34,535)	(411,418)	(702,524)	(107,667)
Research and development expenses	(6,595)	(11,020)	(10,042)	(1,539)	(21,627)	(40,049)	(6,138)
Income from operations	127,569	159,328	154,942	23,747	479,780	672,941	103,132
Other income (expenses):
Net interest expenses	(233,615)	(339,245)	(386,736)	(59,270)	(915,676)	(1,287,495)	(197,317)
Foreign currency exchange loss, net	(446)	(134)	(3,698)	(567)	(6,000)	(21,038)	(3,224)
Gain from purchase price adjustment	0	0	0	0	0	55,154	8,453
Others, net	6,341	10,481	7,617	1,167	15,463	32,002	4,905
Loss before income taxes	(100,151)	(169,570)	(227,875)	(34,923)	(426,433)	(548,436)	(84,051)
Income tax expenses	(3,511)	(35,065)	(43,626)	(6,686)	(15,650)	(120,778)	(18,510)
Net loss	(103,662)	(204,635)	(271,501)	(41,609)	(442,083)	(669,214)	(102,561)
Net loss attributable to redeemable non-controlling interests	0	1,240	1,567	240	0	2,807	430
Net loss attributable to GDS Holdings Limited shareholders	(103,662)	(203,395)	(269,934)	(41,369)	(442,083)	(666,407)	(102,131)
Accretion to redemption value of redeemable non-controlling interests	0	(7,142)	(11,485)	(1,760)	0	(18,627)	(2,855)
Net loss available to GDS Holdings Limited shareholders	(103,662)	(210,537)	(281,419)	(43,129)	(442,083)	(685,034)	(104,986)
Change in redemption value of redeemable preferred shares	0	0	0	0	(17,760)	0	0
Cumulative dividend on redeemable preferred shares	(13,486)	(13,284)	(12,758)	(1,955)	(40,344)	(52,709)	(8,078)
Net loss available to GDS Holdings Limited ordinary shareholders	(117,148)	(223,821)	(294,177)	(45,084)	(500,187)	(737,743)	(113,064)

Loss per ordinary share
Basic and diluted	(0.10)	(0.18)	(0.21)	(0.03)	(0.45)	(0.59)	(0.09)

Weighted average number of ordinary share outstanding
Basic and diluted	1,142,608,700	1,257,370,403	1,383,065,366	1,383,065,366	1,102,953,366	1,253,559,523	1,253,559,523

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Year ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(103,662)	(204,635)	(271,501)	(41,609)	(442,083)	(669,214)	(102,561)
Foreign currency translation adjustments, net of nil tax	(9,467)	(58,832)	(333,728)	(51,146)	86,570	(386,951)	(59,303)
Comprehensive loss	(113,129)	(263,467)	(605,229)	(92,755)	(355,513)	(1,056,165)	(161,864)
Comprehensive loss attributable to redeemable non-controlling interests	0	1,240	1,567	240	0	2,807	430
Comprehensive loss attributable to GDS Holdings Limited shareholders	(113,129)	(262,227)	(603,662)	(92,515)	(355,513)	(1,053,358)	(161,434)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Year ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(103,662)	(204,635)	(271,501)	(41,609)	(442,083)	(669,214)	(102,561)
Depreciation and amortization	319,470	450,851	478,400	73,318	1,142,032	1,638,474	251,107
Amortization of debt issuance cost and debt discount	13,876	23,957	79,607	12,200	99,380	160,699	24,628
Share-based compensation expense	74,936	88,607	111,237	17,048	189,756	333,686	51,140
Gain from purchase price adjustment	0	0	0	0	0	(55,154)	(8,453)
Others	(8,880)	(8,727)	(2,696)	(413)	(49,388)	(64,171)	(9,835)
Changes in operating assets and liabilities	(223,627)	(357,996)	(82,455)	(12,637)	(646,261)	(1,023,433)	(156,848)
Net cash provided by (used in) operating activities	72,113	(7,943)	312,592	47,907	293,436	320,887	49,178

Purchase of property and equipment and land use rights	(2,091,787)	(2,140,979)	(2,331,998)	(357,394)	(4,552,617)	(8,020,580)	(1,229,207)
Payments related to acquisitions and investments	(515,411)	(606,963)	(413,231)	(63,331)	(578,614)	(1,357,427)	(208,035)
Net cash used in investing activities	(2,607,198)	(2,747,942)	(2,745,229)	(420,725)	(5,131,231)	(9,378,007)	(1,437,242)

Net proceeds from financing activities	2,705,016	1,154,008	13,117,261	2,010,308	8,361,939	20,143,661	3,087,152
Net cash provided by financing activities	2,705,016	1,154,008	13,117,261	2,010,308	8,361,939	20,143,661	3,087,152

Effect of exchange rate changes on cash and restricted cash	(58,508)	(151,479)	(464,882)	(71,246)	164,370	(566,874)	(86,878)

Net increase (decrease) of cash and restricted cash	111,423	(1,753,356)	10,219,742	1,566,244	3,688,514	10,519,667	1,612,210
Cash and restricted cash at beginning of period	5,861,839	8,026,543	6,273,187	961,408	2,284,748	5,973,262	915,442
Cash and restricted cash at end of period	5,973,262	6,273,187	16,492,929	2,527,652	5,973,262	16,492,929	2,527,652

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Year ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross profit	294,723	408,965	430,046	65,908	1,042,726	1,550,451	237,617
Depreciation and amortization	300,422	378,291	409,396	62,743	1,071,719	1,425,906	218,530
Operating lease cost relating to prepaid land use rights	0	0	1,360	208	0	1,360	208
Accretion expenses for asset retirement costs	813	1,070	1,174	180	2,990	4,084	626
Share-based compensation expenses	17,189	23,951	31,553	4,836	46,007	89,943	13,784
Adjusted GP	613,147	812,277	873,529	133,875	2,163,442	3,071,744	470,765
Adjusted GP margin	52.0%	53.3%	53.5%	53.5%	52.5%	53.5%	53.5%

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Year ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(103,662)	(204,635)	(271,501)	(41,609)	(442,083)	(669,214)	(102,561)
Net interest expenses	233,615	339,245	386,736	59,270	915,676	1,287,495	197,317
Income tax expenses	3,511	35,065	43,626	6,686	15,650	120,778	18,510
Depreciation and amortization	319,470	450,851	478,400	73,318	1,142,032	1,638,474	251,107
Operating lease cost relating to prepaid land use rights	0	6,914	8,281	1,269	0	20,412	3,128
Accretion expenses for asset retirement costs	813	1,070	1,174	180	2,990	4,084	626
Share-based compensation expenses	74,936	88,607	111,237	17,048	189,756	333,686	51,140
Gain from purchase price adjustment	0	0	0	0	0	(55,154)	(8,453)
Adjusted EBITDA	528,683	717,117	757,953	116,162	1,824,021	2,680,561	410,814
Adjusted EBITDA margin	44.8%	47.0%	46.5%	46.5%	44.2%	46.7%	46.7%